Re:

 July 11, 2012

Barrier 4, Inc. ("Registrant")

BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

July 11, 2012

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street NE

Washington D.C.  20549

Attn:

Mara L. Ransom, Asst. Director

Chris Chase, Staff Attorney

Andrew Mew, Accounting Branch Chief

Scott Stringer, Staff Accountant

Re:

Barrier 4, Inc. (“Registrant”)

Amendment No. 3 to Registration Statement on Form S-1

Filed on May 4, 2012

File No.  333-181147

Gentlepersons:

The Registrant hereby files its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”).  The Amendment No. 3 has been revised in accordance with the Commission’s July 10, 2012 comment letter (“Comment Letter”).

To assist the staff in its review of Registrants responses, we have provided a copy of Amendment No. 3 “marked to show changes”, and our responses below correspond to each comment number in the Comment Letter.

Risk Factors, page 9

Because we are a development stage company and have little capital…, page 13

1.

In accordance with your comment we have deleted the last sentence of this risk factor.

Northern Califormia Office

1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE 916-782-4404 • FACSIMILE 916-788-2850

- An Association of Law Firms -

Re:

 July 11, 2012

Barrier 4, Inc. ("Registrant")

Management’s Discussion and Analysis of Financial Condition and Result of Operation, page 21

General Overview, page 21

2.

In response to your comment we have revised the disclosure relating to the date that the registrant’s website will be functional.

Undertakings, page 41

3.

In accordance with your comment we have conformed our Undertakings with the language set forth in Item 512 of Regulation S-K.

4.

In accordance with your comment we have deleted paragraph (g)

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably.  Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,

BARNETT & LINN

William B. Barnett

WBB: scc

cc/ Mrs. Scarpello, President & CEO

Northern Califormia Office

1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE 916-782-4404 • FACSIMILE 916-788-2850

- An Association of Law Firms -